SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

TEL: (212) 735-3000

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www.skadden.com

August 30, 2010

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Dividend Capital Total Realty Trust Inc.
Schedule 14D-9
Filed August 20, 2010
File No.: 5-85609

Dear Ms. Duru:

We are writing on behalf of our client, Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated August 26, 2010 (the “Comment Letter”) relating to the above-referenced filing (together with the exhibits thereto, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment is reprinted in italics and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing an amendment to the Schedule 14D-9 (the “Amended Schedule 14D-9”). The Amended Schedule 14D-9 reflects revisions made to the Schedule 14D-9 in response to the comments of the

Mellissa Campbell Duru, Esq.

August 30, 2010

Staff. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 14D-9.

Schedule 14D-9

Reasons for the Recommendation, page 2

1.	We note disclosure that the Company has never estimated the net asset value per share yet may provide a per share value of its common stock in the future. Given the Board’s belief that the offer is not in the best interest of stockholders for the reasons disclosed, please advise us of the consideration given to disclosing an estimate of the net asset value per share as of the most reasonable practicable date.

Response: The Company notes that, as disclosed in the Schedule 14D-9, the Company may provide a per Share value of its Common Stock in 2011 to assist broker-dealers who participated in the Company’s public offerings in their compliance with the Financial Industry Regulatory Authority’s Regulatory Notice 09-09. The Company also notes that, in light of the time, complexity and cost associated with making an estimate of the net asset value per Share, the Company did not believe that it was practical or necessary to make such an estimate at the present time. The Board believes that it possessed sufficient information about the Company to make a recommendation to Stockholders without the Company making an estimate of the net asset value per Share.

2.	Revise to specify the book value per share as of June 30, 2010.

Response: The Company has included the book value per Share as of June 30, 2010 in the Amended Schedule 14D-9.

3.	Please supplement your disclosure to clarify that there is no assurance that the offer price is less than the potential long-term value of the shares.

Response: The Company has clarified that no assurance can be given that the Offer Price is less than the potential long-term value of the Shares in the Amended Schedule 14D-9.

4.

Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with Robert A. Stanger & Co. Inc. in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the Board. In this regard, we note disclosure on page 3

Mellissa Campbell Duru, Esq.

August 30, 2010

regarding the board’s consideration of Stanger’s advice and/or analyses. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Response: The Company notes the Staff’s acknowledgement that disclosure of the analyses or presentation materials used by Stanger is not required in the Schedule 14D-9. Notwithstanding the foregoing, the Company has included supplemental disclosure in the Amended Schedule 14D-9 to provide additional information and context on the work performed by Stanger.

In considering the Offer, the Board discussed the terms of the Offer with Stanger but did not receive a formal valuation of the Company or the Shares.

Item 6.	Interest in Securities of the Company, page 4

5.	Please remove the qualifying language regarding transactions undertaken by the company’s executive officers, directors and affiliates or subsidiaries or advise.

Response: The Company has removed the qualifying language regarding transactions undertaken by the Company’s executive officers, directors and affiliates or subsidiaries in the Amended Schedule 14D-9.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

Mellissa Campbell Duru, Esq.

August 30, 2010

*        *        *

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116 or my partner, Phyliss G. Korff, at (212) 735-2694.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

cc:	Joshua J. Widoff, Esq., Dividend Capital Total Realty Trust Inc.